Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS JANUARY SALES

Q4 EPS EXPECTED TO EXCEED HIGH END OF GUIDANCE RANGE AND LAST YEAR

HOUSTON, TX, February 4, 2010 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week January period ended January 30, 2010 decreased 10.2% to $67 million from $75 million in the prior year four week period ended January 31, 2009. Comparable store sales decreased 11.3% this year versus a decrease of 13.1% last year.

Andy Hall, President and Chief Executive Officer, commented, "January sales were impacted by lower clearance inventory and inclement weather. However, with sales for the fourth quarter within our guidance range and strong merchandise margins, we expect to report fourth quarter earnings that exceed last year's $0.67 per diluted share. Our merchandise margins benefitted from reduced clearance levels and improved physical inventory results. As a result, we expect to exceed the high end of our earnings guidance ranges for the fourth quarter and full year of $0.66 and $0.69 per diluted share, respectively.

"We ended the fiscal year with a strong balance sheet, no borrowings on our $250 million revolving credit facility and with inventory levels and content in great shape. Our disciplined approach of managing inventories, expenses and capital has resulted in a much stronger company poised for the challenges and opportunities that 2010 will bring," Mr. Hall concluded.

The Company plans to report its fourth quarter and fiscal year results before the market opens on Tuesday, March 9, 2010, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

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The following table is provided for reference purposes and details the sales history for the Company on a monthly and quarterly basis for the 2009 and 2008 fiscal years.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2009	2008	2009	2008
February	(8.6)%	(2.5)%	$101	$106
March	(15.0)	(10.3)	125	141
April	(1.5)	(1.0)	107	106
1st Quarter	(9.0)	(5.4)	333	353
May	(7.2)	0.1	117	123
June	(12.6)	1.2	128	142
July	(11.9)	(6.2)	97	108
2nd Quarter	(10.7)	(1.4)	342	373
August	(9.5)	(8.3)	111	120
September	(5.6)	(13.6)	113	115
October	(0.1)	(8.4)	101	99
3rd Quarter	(5.4)	(10.3)	325	334
November	(12.5)	(8.0)	110	124
December	(2.2)	(4.9)	255	257
January	(11.3)	(13.1)	67	75
4th Quarter	(6.5)	(7.2)	432	456
Full Year	(7.9)%	(6.1)%	$1,432	$1,516

Store Activity

No new stores were opened during January, while one Palais Royal store was closed in Houston, TX. For the 2009 fiscal year, the Company had a net increase of 19 stores, growing from 739 stores to 758 stores.

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About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 758 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's EPS outlooks for the 2009 fourth quarter and fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2009, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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